SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 2023

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

4.1	Note Purchase Agreement, dated January 11, 2023, among the Registrant and the Persons Listed in Schedule I, relating to the issuance of the Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million

4.2	Indenture, dated January 20, 2023, between the Registrant and The Bank of New York Mellon, London Branch as Trustee, relating to the issuance of Registrant’s 4.50% Convertible Senior Notes due 2030 in the aggregate principal amount of US$580 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: January 31, 2023	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer

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